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                                                                      EXHIBIT 12

                       THE WASHINGTON WATER POWER COMPANY

              Computation of Ratio of Earnings to Fixed Charges and
                      Preferred Dividend Requirements (1)
                                  Consolidated
                             (Thousands of Dollars)



                                                      12 Mos. Ended                Years Ended December 31
                                                         March 31,    --------------------------------------------------
                                                          1996          1995          1994          1993          1992
                                                        --------      --------      --------      --------      --------
Fixed charges, as defined:
      Interest on long-term debt                        $ 56,263      $ 55,580      $ 49,566      $ 47,129      $ 51,727
      Amortization of debt expense
        and premium - net                                  3,334         3,441         3,511         3,004         1,814
      Interest portion of rentals                          4,204         3,962         1,282           924         1,105
                                                        --------      --------      --------      --------      --------

          Total fixed charges                           $ 63,801      $ 62,983      $ 54,359      $ 51,057      $ 54,646
                                                        ========      ========      ========      ========      ========

Earnings, as defined:
      Net income from continuing ops                    $100,576      $ 87,121      $ 77,197      $ 82,776      $ 72,267
      Add (deduct):
        Income tax expense                                61,669        52,416        44,696        42,503        41,330
        Total fixed charges above                         63,801        62,983        54,359        51,057        54,646
                                                        --------      --------      --------      --------      --------

          Total earnings                                $226,046      $202,520      $176,252      $176,336      $168,243
                                                        ========      ========      ========      ========      ========

Ratio of earnings to fixed charges                          3.54          3.22          3.24          3.45          3.08


Fixed charges and preferred dividend requirements:
      Fixed charges above                               $ 63,801      $ 62,983      $ 54,359      $ 51,057      $ 54,646
      Preferred dividend requirements (2)                 14,665        14,612        13,668        12,615        10,716
                                                        --------      --------      --------      --------      --------

          Total                                         $ 78,466      $ 77,595      $ 68,027      $ 63,672      $ 65,362
                                                        ========      ========      ========      ========      ========


Ratio of earnings to fixed charges
  and preferred dividend requirements                       2.88          2.61          2.59          2.77          2.57

(1) Calculations have been restated to reflect the results from continuing operations (ie. excluding discontinued coal mining operations).

(2) Preferred dividend requirements have been grossed up to their pre-tax level.